Canada Goose Reports Results for Second Quarter Fiscal 2022 and Raises Fiscal 2022 Outlook
Second Quarter Fiscal 2022 Highlights (in Canadian dollars):
•Total revenue $232.9m
•Net income $9.0m, or $0.08 per diluted share
•Non-IFRS adjusted EBIT $16.1m
•Non-IFRS adjusted net income per diluted share $0.12
TORONTO, ON (November 5, 2021) - Canada Goose Holdings Inc. (“Canada Goose” or the “Company”) (NYSE:GOOS, TSX:GOOS) today announced financial results for the second quarter ended September 26, 2021.
“Our second quarter results demonstrate our momentum,” said Dani Reiss, President & CEO. “Across all channels, we are seeing strong leading indicators of peak season demand. With accelerating DTC trends, growing lifestyle relevance and unique supply chain flexibility, we believe we have the right foundation in place for an outstanding fiscal 2022.”
Second Quarter Fiscal 2022 Business Highlights (compared to Second Quarter Fiscal 2021)
•Total revenue increased by 40.3%, excluding $28.8m of temporary PPE sales in the comparative quarter. Including temporary PPE sales, total revenue increased by 19.6%.
•Global e-Commerce revenue increased by 33.8%, driven by growth in all major existing markets.
•DTC revenue in Mainland China increased by 85.9%.
Second Quarter Fiscal 2022 Results (compared to Second Quarter Fiscal 2021)
•Total revenue was $232.9m from $194.8m.
•DTC revenue was $83.2m from $46.2m. The majority of the increase was driven by higher sales from existing retail stores, complemented by e-Commerce growth and retail expansion.
•Wholesale revenue was $147.9m from $118.5m. The increase was a result of earlier order shipment timing relative to fiscal 2021. This was driven by wholesale partner requests due to a lower level of COVID-19 disruptions to their operations.
•Other revenue was $1.8m from $30.1m. The decrease was attributable to PPE sales in the comparative quarter, which were temporarily manufactured in support of COVID-19 response efforts.
•Gross profit was $135.0m, a gross margin of 58.0%, compared to $94.2m and 48.4%.

•DTC gross margin of 73.7%, compared to 76.8%. The decrease was driven by a higher proportion of sales in non-parka categories with lower margins (-170 bps) and COVID-19 related government payroll subsidies in the comparative quarter (-380 bps). This was partially offset by a higher proportion of sales from retail stores (+230 bps).
•Wholesale gross margin of 49.4%, compared to 47.6%. The increase was driven by a lower proportion of sales to international distributors (+490 bps) and pricing (+210 bps). This was partially offset by COVID-19 related government payroll subsidies in the comparative quarter (-510 bps).
•Other segment gross profit was $0.6m from $2.3m.
•Operating income was $11.3m, an operating margin of 4.9%, compared to $15.1m and 7.8%.
•DTC operating margin of 25.2%, compared to 15.4%. The positive impact of revenue growth was partially offset by the decrease in segment gross margin.
•Wholesale operating margin of 39.5%, compared to 37.9%. The increase in operating margin was attributable to higher segment revenue and gross margin.
•Other operating loss was $(68.1)m from $(36.9)m. The increase in operating loss was attributable to $18.5m of incremental investment in marketing and strategic initiatives, the benefit of $2.7m of COVID-19 related government payroll subsidies in the comparative quarter, and $1.4m of higher performance-based compensation.
•Net income was $9.0m, or $0.08 per diluted share, compared to $10.4m, or $0.09 per diluted share.
•Non-IFRS adjusted EBIT was $16.1m, an adjusted EBIT margin of 6.9%, compared to $15.7m and 8.1%.
•Non-IFRS adjusted net income was $13.2m, or $0.12 per diluted share, compared to $11.5m, or $0.10 per diluted share.
•Cash was $98.9m as at quarter end, compared to $156.3m. 3.8m subordinate voting shares were repurchased for a total cash consideration of $179.6m.
•Inventory was $416.4m as at quarter end, compared to $417.2m.

Revised Fiscal 2022 Outlook
On the basis of year-to-date performance and current trends, Canada Goose now expects total revenue in fiscal 2022 to exceed the outlook originally provided on May 13, 2021. For fiscal 2022, the Company currently expects:
•Total revenue $1.125Bn to $1.175Bn, compared to exceeding $1.000Bn.
•Non-IFRS adjusted EBIT $186m to $208m, implying an adjusted EBIT margin of 16.5% to 17.7%.
•Non-IFRS adjusted net income per diluted share $1.17 to $1.33.
This is based on a number of assumptions, including the following:
•No material change in economic conditions or operation disruptions, including due to COVID-19.
•DTC revenue at approximately 70% of total revenue.
•Wholesale revenue growth in the mid-single digits, compared to wholesale revenue in-line with fiscal 2021.
•Weighted average diluted shares outstanding of 109.3m.
Within the meaning of applicable securities laws, this outlook constitutes forward-looking information. The purpose of this outlook is to provide a description of management's expectations regarding the Company's financial performance and may not be appropriate for other purposes. Actual results could vary materially as a result of numerous factors, including the extent and duration of operational disruptions that may affect our business as a result of the COVID-19 pandemic and other risk factors, many of which are beyond the Company’s control. See “Cautionary Note Regarding Forward-Looking Statements”.
Conference Call Information
Dani Reiss, President and Chief Executive Officer and Jonathan Sinclair, EVP and Chief Financial Officer, will host the conference call at 9:00 a.m. Eastern Time on November 5, 2021. Those interested in participating are invited to dial (833) 952-1517 or (778) 560-2836 if calling internationally and reference Conference ID 9893128 when prompted. A live audio webcast of the conference call will be available online at http://investor.canadagoose.com.
About Canada Goose
Founded in 1957 in a small warehouse in Toronto, Canada, Canada Goose (NYSE:GOOS, TSX:GOOS) is a lifestyle brand and a leading manufacturer of performance luxury apparel. Every collection is informed by the rugged demands of the Arctic, ensuring a legacy of functionality is embedded in every product from parkas and rainwear to apparel and accessories. Canada Goose is inspired by relentless innovation and uncompromised craftsmanship, recognized as a leader for its Made in Canada commitment. In 2020, Canada Goose announced HUMANATURE, its purpose platform that unites its sustainability and values-based initiatives, reinforcing its commitment to keep the planet cold and the people on it warm. Canada Goose also owns Baffin, a Canadian designer and manufacturer of performance outdoor and industrial footwear. Visit www.canadagoose.com for more information.

Condensed Consolidated Interim Statements of Income (Loss) and Comprehensive Income (Loss)
(unaudited)
(in millions of Canadian dollars, except share and per share amounts)

	Second quarter ended		Two quarters ended
	September 26, 2021	September 27, 2020	September 26, 2021	September 27, 2020
	$	$	$	$
Revenue	232.9	194.8	289.2	220.9
Cost of sales	97.9	100.6	123.5	121.9
Gross profit	135.0	94.2	165.7	99.0
Gross margin	58.0%	48.4%	57.3%	44.8%
SG&A expenses	101.3	62.4	172.9	111.0
SG&A expenses as % of revenue	43.5%	32.0%	59.8%	50.2%
Depreciation and amortization	22.4	16.7	42.2	32.2
Operating income (loss)	11.3	15.1	(49.4)	(44.2)
Operating margin	4.9%	7.8%	(17.1)%	(20.0)%
Net interest, finance and other costs	7.9	6.0	24.4	12.7
Income (loss) before income taxes	3.4	9.1	(73.8)	(56.9)
Income tax recovery	(5.6)	(1.3)	(26.1)	(17.2)
Effective tax rate	(164.7)%	(14.3)%	35.4%	30.2%
Net income (loss)	9.0	10.4	(47.7)	(39.7)
Other comprehensive income (loss)	0.3	2.1	(1.4)	4.1
Comprehensive income (loss)	9.3	12.5	(49.1)	(35.6)
Earnings (loss) per share
Basic	$0.08	$0.09	$(0.43)	$(0.36)
Diluted	$0.08	$0.09	$(0.43)	$(0.36)
Weighted average number of shares outstanding
Basic	109,780,547	110,143,728	110,122,185	110,104,158
Diluted	110,805,942	110,888,447	110,122,185	110,104,158

Non-IFRS Financial Measures:(1)
EBIT	11.3	15.1	(49.4)	(44.2)
Adjusted EBIT	16.1	15.7	(44.1)	(30.8)
Adjusted EBIT margin	6.9%	8.1%	(15.2)%	(13.9)%
Adjusted net income (loss)	13.2	11.5	(36.8)	(26.9)
Adjusted net income (loss) per basic share	$0.12	$0.10	$(0.33)	$(0.24)
Adjusted net income (loss) per diluted share	$0.12	$0.10	$(0.33)	$(0.24)
(1) See “Non-IFRS Financial Measures”.

Condensed Consolidated Interim Statements of Financial Position
(unaudited)
(in millions of Canadian dollars)

	September 26, 2021	September 27, 2020	March 28, 2021
Assets	$	$	$
Current assets
Cash	98.9	156.3	477.9
Trade receivables	111.2	114.9	40.9
Inventories	416.4	417.2	342.3
Income taxes receivable	9.3	10.8	4.8
Other current assets	49.4	36.9	31.0
Total current assets	685.2	736.1	896.9

Deferred income taxes	77.5	62.1	46.9
Property, plant and equipment	125.9	120.1	116.5
Intangible assets	154.8	157.4	155.0
Right-of-use assets	253.0	247.7	233.7
Goodwill	53.1	53.1	53.1
Other long-term assets	5.2	1.1	5.1
Total assets	1,354.7	1,377.6	1,507.2

Liabilities
Current liabilities
Accounts payable and accrued liabilities	195.2	163.6	177.8
Provisions	18.0	17.9	20.0
Income taxes payable	16.4	13.1	19.1
Short-term borrowings	27.3	11.0	—
Current portion of lease liabilities	55.8	43.5	45.2
Total current liabilities	312.7	249.1	262.1

Provisions	27.0	19.6	25.6
Deferred income taxes	20.4	15.9	21.6
Revolving facility	—	222.5	—
Term loan	372.9	151.2	367.8
Lease liabilities	224.0	223.2	209.6
Other long-term liabilities	21.7	6.4	20.4
Total liabilities	978.7	887.9	907.1

Shareholders' equity	376.0	489.7	600.1
Total liabilities and shareholders' equity	1,354.7	1,377.6	1,507.2

Non-IFRS Financial Measures
This press release includes references to certain non-IFRS financial measures such as EBIT, adjusted EBIT, adjusted EBIT margin, adjusted net income (loss) and adjusted net income (loss) per basic and diluted share. These financial measures are employed by the Company to measure its operating and economic performance and to assist in business decision-making, as well as providing key performance information to senior management. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s operating and financial performance. These financial measures are not defined under IFRS nor do they replace or supersede any standardized measure under IFRS. Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures. Definitions and reconciliations of non-IFRS measures to the nearest IFRS measure can be found in our MD&A. Such reconciliations can also be found in this press release under “Reconciliation of Non-IFRS Measures”.
Reconciliation of Non-IFRS Measures
The tables below reconcile net income (loss) to EBIT, adjusted EBIT, and adjusted net income (loss) for the periods indicated. Adjusted EBIT margin is equal to adjusted EBIT for the period presented as a percentage of revenue for the same period.

	Second quarter ended		Two quarters ended
CAD $ millions	September 26, 2021	September 27, 2020	September 26, 2021	September 27, 2020
Net income (loss)	9.0	10.4	(47.7)	(39.7)
Add (deduct) the impact of:
Income tax recovery	(5.6)	(1.3)	(26.1)	(17.2)
Net interest, finance and other costs	7.9	6.0	24.4	12.7
EBIT	11.3	15.1	(49.4)	(44.2)
Unrealized foreign exchange loss (gain) on Term Loan Facility (a)	3.0	(0.9)	2.1	(1.0)
Share-based compensation (b)	—	0.1	0.1	0.2
Net temporary store closure costs (c)	—	0.3	0.2	5.8
Net excess overhead costs from temporary closure of manufacturing facilities (c)	—	—	—	4.3
Pre-store opening costs (d)	1.2	2.8	2.1	3.7
Transition of logistics agencies (g)	0.1	0.7	0.1	2.2
Costs of the Baffin acquisition (h)	—	0.5	—	0.9
Non-cash provision release (i)	—	(3.0)	—	(3.0)
Other (k)	0.5	0.1	0.7	0.3
Total adjustments	4.8	0.6	5.3	13.4
Adjusted EBIT	16.1	15.7	(44.1)	(30.8)
Adjusted EBIT margin	6.9%	8.1%	(15.2)%	(13.9)%

	Second quarter ended		Two quarters ended
CAD $ millions	September 26, 2021	September 27, 2020	September 26, 2021	September 27, 2020
Net income (loss)	9.0	10.4	(47.7)	(39.7)
Add (deduct) the impact of:
Unrealized foreign exchange loss (gain) on Term Loan Facility (a)	3.0	(0.9)	2.1	(1.0)
Share-based compensation (b)	—	0.1	0.1	0.2
Net temporary store closure costs (c) (e)	—	0.4	0.2	7.1
Net excess overhead costs from temporary closure of manufacturing facilities (c)	—	—	—	4.3
Pre-store opening costs (d) (f)	1.4	3.1	2.4	4.2
Transition of logistics agencies (g)	0.1	0.7	0.1	2.2
Costs of the Baffin acquisition (h)	—	0.5	—	0.9
Non-cash provision release (i)	—	(3.0)	—	(3.0)
Acceleration of unamortized costs on Term Loan Facility Repricing (j)	—	—	9.5	—
Restructuring expense (c)	—	0.1	—	1.7
Other (k)	0.5	0.1	0.7	0.3
Total adjustments	5.0	1.1	15.1	16.9
Tax effect of adjustments	(0.8)	—	(4.2)	(4.1)
Adjusted net income (loss)	13.2	11.5	(36.8)	(26.9)

(a)Unrealized gains and losses on the translation of the Term Loan Facility from USD to CAD, net of the effect of derivative transactions entered into to hedge a portion of the exposure to foreign currency exchange risk.
(b)Non-cash based compensation expense on stock options issued prior to the Company’s initial public offering (“IPO”) under the Legacy Plan and cash payroll taxes paid of less than $0.1m and $0.1m in the second and two quarters ended September 26, 2021, respectively, (second and two quarters ended September 27, 2020 - less than $0.1m and $0.1m, respectively) on gains earned by option holders (compensation) when stock options are exercised.
(c)Net temporary store closure costs of less than $0.1m and $0.2m were incurred in the second and two quarters ended September 26, 2021, respectively. These were comprised of temporary store costs of less than $0.1m and $0.4m, partially offset by government subsidies of less than $0.1m and $0.2m in Europe in the second and two quarters ended September 26, 2021, respectively. Globally, government subsidies of $12.0m and $20.7m were recognized in the second and two quarters ended September 27, 2020, respectively. Government subsidies were recorded as a reduction to excess overhead costs from temporary closure of manufacturing facilities ($7.8m and $9.1m), temporary store closure costs ($0.5m and $1.4m), and restructuring expense ($0.1m and $0.4m), for the second and two quarters ended September 27, 2020, respectively. The benefit of $11.4m and $17.6m of government subsidies therefore remained in adjusted EBIT as a reduction to the associated wage costs for the second and two quarters ended September 27, 2020, respectively.
(d)Costs incurred during pre-opening periods for new retail stores, including depreciation on right-of-use assets.
(e)Includes less than $0.1m and less than $0.1m of interest expense on lease liabilities for temporary store closures for the second and two quarters ended September 26, 2021, respectively (second and two quarters ended September 27, 2020 - $0.1m and $1.3m, respectively).
(f)Pre-store opening costs incurred in (d) above plus $0.2m and $0.3m of interest expense on lease liabilities for new retail stores during pre-opening periods for the second and two quarters ended September 26, 2021, respectively (second and two quarters ended September 27, 2020 - $0.3m and $0.5m, respectively).
(g)Costs incurred for the transition of logistics, warehousing, and freight forwarding agencies to enhance our global distribution structure.

(h)Costs in connection with the Baffin acquisition and the impact of gross margin that would otherwise have been recognized on inventory recorded at net realizable value less costs to sell.
(i)Release of a non-cash sales contract provision as a result of the expiration of the statute of limitations in the respective jurisdiction in the second and two quarters ended September 27, 2020.
(j)Non-cash unamortized costs accelerated in connection with the Repricing Amendment on April 9, 2021.
(k)Includes costs for class action lawsuits and rent abatement received.
Cautionary Note Regarding Forward-Looking Statements
This press release contains forward-looking statements, including statements relating to the execution of our proposed strategy, our operating performance and prospects, and the general impact of the COVID-19 pandemic on the business. These forward-looking statements generally can be identified by the use of words such as “anticipate,” “believe,” “could,” “continue,” “expect,” “estimate,” “forecast,” “may,” “potential,” “project,” “plan,” “would,” “will,” and other words of similar meaning. Each forward-looking statement contained in this press release, including, without limitation, our fiscal 2022 financial outlook and the related assumptions included herein is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Our business is subject to substantial risks and uncertainties. Applicable risks and uncertainties include, among others, the impact of the ongoing COVID-19 pandemic, and are discussed under the headings “Cautionary Note regarding Forward-Looking Statements” and “Factors Affecting our Performance” in our MD&A as well as in our “Risk Factors” in our Annual Report on Form 20-F for the year ended March 28, 2021. You are also encouraged to read our filings with the SEC, available at www.sec.gov, and our filings with Canadian securities regulatory authorities available at www.sedar.com for a discussion of these and other risks and uncertainties. Investors, potential investors, and others should give careful consideration to these risks and uncertainties. We caution investors not to rely on the forward-looking statements contained in this press release when making an investment decision in our securities. The forward-looking statements in this press release speak only as of the date of this release, and we undertake no obligation to update or revise any of these statements.
Investors:
ir@canadagoose.com
Media:
media@canadagoose.com